[TROYGOULD LETTER HEAD]

                                October 17, 2005

                                                                          2066-1
VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

      Re: Natural Gas Systems, Inc. - Amendment No. 1 to Registration Statement on Form SB-2 - Registration No. 333-125564
            -----------------------------------------------------------

Dear Sir or Madam:

      On behalf of Natural Gas Systems, Inc., a Nevada corporation (the "Company"), we have enclosed for filing under the Securities Act of 1933 Amendment No. 1 to the Registration Statement on Form SB-2, Registration No. 333-125564 (the "Registration Statement"), including the exhibits thereto, that was initially filed with the Securities and Exchange Commission (the "Commission") on June 6, 2005. We have supplementally also enclosed a copy of Amendment No. 1 that has been marked to show the changes that have been made to the initial filing of the Registration Statement. Amendment No. 1 to the Registration Statement includes an amended prospectus (the "Prospectus").

      By its letter dated July 5, 2005, the staff of the Commission (the "Staff") provided the Company with comments on the Registration Statement. We have set forth below the responses of the Company to the Staff's comments. The numbers of the responses set forth below correspond to the numbered comments in the July 5 letter from the Staff.

Selling Stockholders

      1. (A) Based on the Company's survey of the selling stockholders, none of the selling stockholders are currently broker-dealers (other than James F. George, as discussed below) and the only persons/entities that are currently affiliates of broker-dealers are James F. George, Joseph B. Childrey, Linden Growth Partners, L.P., Peter Rettman and Richard From (collectively, the "B/D Affiliate Selling Stockholders"). We have not, however, identified any of the B/D Affiliate Selling Stockholders as underwriters because at the time of their purchases, none of the B/D Affiliate Selling Stockholders had any agreements or understandings, directly or indirectly, with the brokers with whom they are affiliated with or with any broker or other person, to distribute the shares, and the shares were acquired in the ordinary course of business. Disclosure to this effect has been added to the "Selling Stockholders" section.

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            Additionally, the economics and mechanics of transactions in which the B/D Affiliate Selling Stockholders acquired their shares clearly indicate that they were not conduits in connection with a primary offering by the Company for a number of reasons, including the following:

            (i) The shares (other than those held by Mr. From), were all acquired pursuant to the terms of the merger of the private company, Natural Gas Systems, Inc., into the public entity Reality Interactive (now the Company), that was completed over one year ago. As set forth in footnote 13 to the table of Selling Stockholders, Mr. From acquired his shares from Cagan McAfee Capital Partners ("CMCP") over one year ago in connection with consulting services performed on CMCP's behalf.

            (ii) The Company will not receive any proceeds from the resale of these shares and accordingly, none of the B/D Affiliate Selling Stockholders can be considered to be engaged in a primary offering by the Company.

            (B) James F. George is a broker with Countrywide Securities, Inc. ("Countrywide"), a dealer in US bonds and mortgages only. Countrywide does not act as a broker dealer with respect to equity securities. For this reason, as well as the reasons set forth above in paragraph 1(A), Mr. George has not been identified as an underwriter. Disclosure to this effect has been added to the "Selling Stockholders" section.

      2. In the footnotes to the "Selling Stockholders" table, we have identified the natural persons who have voting and investment control over the shares offered for resale by the entities that are listed as selling stockholders. We have also added explanatory footnotes in the case where more than one holder is listed as beneficial owner for the same securities listed in the "Selling Stockholders" table.

Plan of Distribution

3. We have amended this section to disclose that no short sales may occur prior to effectiveness of the Registration Statement.

Experts

4. We have identified W.D. Von Gonten & Co. as experts and have filed their consent as an exhibit.

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Financial Statements

      5. Pursuant to a series of phone conservations and correspondence with members of the Staff, we understand that the Staff has agreed that this comment will be adequately addressed if we include the Company's audited financial statements for the fiscal year ended June 30, 2005, which we have done.

Risk Factors

      6. The Company does not discuss unleased prospects anywhere in the prospectus; accordingly, the sentence has been removed.

Management's Discussion and Analysis

      7. The applicable term with respect to W.D. Von Gonten & Co.'s report is "prepared" We have amended all references in the document to such report to state that it was prepared by Von Gonten. In addition, we have added a definition of "prepared" in the context of petroleum reserve estimation in the "Glossary of Selected Petroleum Terms."

Proved Reserves

      8. We have eliminated the summation of proved reserves estimated at different dates. We have also added disclosure regarding each acquisition, its associated proved reserves, purchase price and other pertinent information, by providing: a) reserve information in the Tullos Field Property description in the "Business" section, and
            (b) additional information in the footnotes of the Proved Reserve table in Note 10, "Supplemental Oil and Gas Disclosures," to our consolidated financial statements. We have corrected the $8.71/MCF price by changing it to the $6.19 NYMEX price used in our reserve report.

Business

      9. We have added the required disclosure to the risk factor entitled "The Types ff Resources We Focus on Have Certain Risks".

Tullos Field Area

      10.   We have removed this disclosure throughout the prospectus.

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Glossary of Terms

      11.   We have added a definition of "PV-10" to the glossary.

Supplemental Oil and Gas Disclosures (Unaudited)

      12. We have added footnote disclosure to the table of net proved reserves to explain the 270 MMCFG negative revision to the Company's July 1, 2004 proved gas reserves. We have also disclosed "revisions" as a line item separate from extensions and discoveries throughout the table.

General

      In addition to effecting the changes discussed above, the Company has made various other changes and has endeavored to update the information in the Registration Statement.

      Please direct questions regarding the amended Registration Statement (other than questions regarding accounting matters) to the undersigned at 310-789-1255. Questions regarding accounting matters should be addressed to Sterling McDonald, the Company's Chief Financial Officer, at 713-935-0122.

                                        Very truly yours,

                                        TROY & GOULD


                                        /s/ Lawrence P. Schnapp

                                        Lawrence P. Schnapp

Enclosures

cc:   Robert S. Herlin
      Sterling H. McDonald
      Steven D. Lee, Esq.